UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES ACT OF 1934
WIDERTHAN CO., LTD.
(Name of Subject Company (Issuer))
REALNETWORKS, INC.
RN INTERNATIONAL HOLDINGS B.V.
(Names of Filing Persons (Offerors))

(1) Common Shares, par value KRW 500 per share
(2) American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share
(Title of Class of Securities)
The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.
The CUSIP number for the related American Depositary Shares is 967593104.
(CUSIP Number of Class of Securities)
Robert Kimball, Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, Washington 98121
(206) 674-2700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all Communications should be sent to:
Patrick J. Schultheis, Esq.
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$337,713,033(1)	$36,135(2)

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $17.05 per WiderThan Common Share and per WiderThan American Depositary Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,135	Filing Party:	RealNetworks, Inc. and RN International Holdings B.V.
Form of Registration No.:	Schedule TO	Date Filed:	September 29, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on September 29, 2006 (the “Initial Statement”) by (i) RN International Holdings B.V., a private company with limited liability organized under the laws of the Netherlands (the “Offeror”) and an indirect wholly-owned subsidiary of RealNetworks, Inc., a Washington corporation (the “Parent”) and (ii) the Parent. This Amendment relates to the offer by the Offeror to purchase all outstanding common shares, par value KRW500 per share (the “Common Shares”) and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by JP Morgan Chase Bank, N.A. (the “ADSs”) of WiderThan Co., Ltd, a company with limited liability organized under the laws of the Republic of Korea (the “Company”), at a purchase price of $17.05 per Common Share and per ADS (or any higher price per Common Share and per ADS that is paid in the tender offer the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Following the expiration of the Offer (as the same may be extended pursuant to Article I of the Combination Agreement), the portion of the Offer consideration to be paid in exchange for ADSs will be delivered to Mellon Investor Services LLC (the “ADS Depositary”) and the portion of the Offer consideration to be paid in exchange for Common Shares will be delivered to Samsung Securities Co., Ltd. (the “Common Share Depositary”). Holders of ADSs will receive the Offer Price in U.S. dollars, net to the seller in cash without interest thereon, less any required withholding taxes. Holders of Common Shares will receive the Korean Won equivalent of the Offer Price, calculated by converting the Offer Price into Korean Won using the conversion rate available to the Offeror on the business day on which the Offer consideration is transferred to the Common Share Depositary, net to the seller in cash without interest thereon, less any required withholding taxes.
      Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
      The Offer is made pursuant to the Combination Agreement, dated September 12, 2006, by and among the Parent, the Offeror and the Company.
      The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Identity and Background of Filing Person.
      The information in Annex I to the Offer to Purchase set forth opposite “ING Management (Netherland), B.V.” in the column titled “Current Principal Occupation or Employment and Five-Year Employment History” is amended and restated as follows:
      “Managing Director A. ING Management (Netherland), B.V. (“ING Trust”) is an independent business unit of ING Group, a financial services corporation organized under the laws of the Netherlands. The business address of ING Trust is Teleportboulevard 140, 1043 EJ Amsterdam, the Netherlands. The business telephone number of ING Trust is 31-20-5405 800. The principle business of ING Trust is providing domiciliary, management and administrative services necessary to ensure that entities such as RN International Holdings comply with the legal requirements to maintain a company in the Netherlands.”

Item 4.	Terms of the Transaction
      1. The first full sentence of page 18 of the Offer to Purchase is hereby amended and restated as follows:
      “Jefferies Broadview provided its opinion for the information of the Company’s Board of Directors in connection with its consideration of the transactions contemplated by the Combination Agreement.”
      2. The first paragraph under the question “What are the material income and transaction tax consequences to United States security holders who tender their Common Shares or ADSs?” on page 14 of the Offer to Purchase is hereby amended and restated as follows:
      “The following is a summary of the material income and transaction tax consequences to United States security holders who tender their Common Shares or ADSs in connection with the Offer. United States security holders should review Section 5 of this Schedule TO entitled “Material Tax Consequences to Security Holders” and should consult with their own tax advisors as to the particular tax consequences to them of participating in the Offer.”
      3. The fourth paragraph on page 15 of the Offer to Purchase is hereby amended and restated as follows:
      “United States security holders should consult with their own tax advisors as to the particular tax consequences to them of participating in the Offer, including the effect of United States federal, state and local tax laws and Korean tax laws, as well as their eligibility and qualification for benefits under the income tax treaty between Korea and the United States.”
      4. The first paragraph under the question “What are the material income and transaction tax consequences to Korean resident security holders who tender their Common Shares or ADSs?” on page 15 of the Offer to Purchase is hereby amended and restated as follows:
      “The following is a summary of the material income and transaction tax consequences to Korean resident security holders who tender their Common Shares or ADSs in connection with the Offer. Korean security holders should review Section 5 of this Schedule TO entitled “Material Tax Consequences to Security Holders” and should consult with their own tax advisors as to the particular tax consequences to them of participating in the Offer.”
      5. The first paragraph on page 29 of the Offer to Purchase is hereby amended and restated as follows:
      “Each United States security holder should consult such holder’s own tax advisors as to the particular tax consequences to them of participating in the Offer, including the effect of United States federal, state and local tax laws and Korean tax laws, as well as their eligibility and qualification for benefits under the income tax treaty between Korea and the United States.”
      6. The third full paragraph on page 30 of the Offer to Purchase is hereby amended and restated as follows:
      “A United States security holder’s entitlement to claim an exemption from Korean capital gains tax pursuant to the income tax treaty between Korea and the United States is subject to such holder’s eligibility for benefits under the income tax treaty. United States security holders who intend to claim an exemption from Korean capital gains tax on the transfer of their Common Shares pursuant to the Offer should consult their own tax advisors as to their eligibility for benefits under the income tax treaty between Korea and the United States and the documentation necessary to claim such benefits. United States security holders who do not intend to claim an exemption from Korean capital gains tax on the transfer of their Common Shares pursuant to the Offer should consult their own tax advisors as to their eligibility for a refund of such Korean taxes and/or the limitations on the creditability of such Korean taxes for United States federal income tax purposes.”
      7. The fifth full paragraph on page 30 of the Offer to Purchase is hereby amended and restated as follows:
      “In addition, the receipt of the Offer Price by a United States security holder who is not a Korean resident upon the transfer of Common Shares will be subject to withholding of Korean securities transaction tax at a rate of 0.5%. The Korean securities transaction tax will not apply to the exchange of ADSs pursuant to the Offer as long as the ADSs are listed on the Nasdaq Global Market. United States security holders who are subject to the Korean securities transaction tax should consult their own tax advisors as to the limitations on the creditability of such Korean taxes for United States federal income tax purposes.”
      8. The first full paragraph on page 31 of the Offer to Purchase is hereby amended and restated as follows:
      “The foregoing discussion of the material income tax consequences of the Offer to United States security holders is not intended to be, and should not be construed as, legal or tax advice to any particular United States security holder. Each United States security holder of Common Shares or ADSs should consult such holder’s own tax advisors as to the particular tax consequences to them of participating in the Offer, including the effect of United States federal, state and local tax laws and Korean tax laws, as well as their eligibility and qualification for benefits under the income tax treaty between Korea and the United States.”
      9. The first paragraph under the title “Material Income and Transaction Tax Consequences to Korean Security Holders?” on page 31 of the Offer to Purchase is hereby amended and restated as follows:
      “The following is a summary of the material income and transaction tax consequences to Korean security holders who tender their Common Shares or ADSs in connection with the Offer. Korean security holders should consult with their own tax advisors as to the particular tax consequences to them of participating in the Offer. This discussion is based on the Korean tax laws, regulations, rulings and decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to varying interpretations, which could result in Korean income tax consequences that are different from those described below.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
      The sixth and seventh paragraphs on page 37 of the Offer to Purchase are hereby amended and restated as follows:
      “On September 9, 2006, Mr. Glaser, Mr. Daw, Mr. Wheeler, the parties’ respective financial advisors and the Company’s outside legal advisor discussed by telephone the price per share. The Company stated that the Parent’s proposed price of $16.00 per share was not sufficient and that the Company’s board of directors was seeking a price of at least $17.50 per share. After discussions between the parties, the Parent indicated that it would increase its offer to $16.75 per share. The Company replied that its board of directors would not be able to accept such price since the board believed the intrinsic value of the Company was worth more. Accordingly, the parties could not reach an agreement on the price per share at that time.
      On September 10, 2006, Mr. Glaser and Mr. Wheeler further discussed by telephone the price per share. Mr. Glaser repeated the Parent’s offer of $16.75 per share and indicated that the Parent would not be prepared to pay $17.50 per share. Mr. Wheeler replied that the Company’s board of directors would only consider offers above $17.00 per share. After further discussion between Mr. Glaser and Mr. Wheeler, the Parent and the Company agreed to a per share price of $17.05, subject to the approval of their respective boards of directors.”

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 29, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for Completing Form W-8BEN.*

(a)(1)(viii)	Summary Advertisement as published on September 29, 2006 in The Wall Street Journal.

(a)(5)	Joint Press Release issued by the Parent and the Company on September 12, 2006.*

(b)	None.

Exhibit
Number	Description

(d)(1)	Combination Agreement, dated as of September 12, 2006, by and among the Parent, the Offeror and the Company.*

(d)(2)	Form of Stockholder Tender and Voting Agreement entered into between the Parent and each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. on September 12, 2006.*

(g)	None.

(h)	None.

*	Previously filed.

      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

RN INTERNATIONAL HOLDINGS B.V.

By:	/s/ Michael R. Eggers

Name: Michael R. Eggers

REALNETWORKS, INC.

By:	/s/ Robert Glaser

Name: Robert Glaser
Dated: October 10, 2006

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 29, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for Completing Form W-8BEN.*

(a)(1)(viii)	Summary Advertisement as published on September 29, 2006 in The Wall Street Journal.

(a)(5)	Joint Press Release issued by the Parent and the Company on September 12, 2006.*

(b)	None.

(d)(1)	Combination Agreement, dated as of September 12, 2006, by and among the Parent, the Offeror and the Company.*

(d)(2)	Form of Stockholder Tender and Voting Agreement entered into between the Parent and each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. on September 12, 2006.*

(g)	None.

(h)	None.

*	Previously filed.